UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-40678

EUDA Health Holdings Limited

(Exact Name of Registrant as Specified in its Charter)

60 Kaki Bukit Place, #03-01 Eunos Techpark, Singapore 415979

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: +65 6327 1110

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Other Events.

On December 23, 2025, EUDA Health Holdings Limited issued the press release filed herewith as Exhibit 99.1.

Exhibits

99.1	Press release dated December 23, 2025.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: December 23, 2025

EUDA Health Holdings Limited

/s/ Alfred Lim
By:	Alfred Lim
Chief Executive Officer

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